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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                                SCHEDULE 13G
          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               -------------


                             (Amendment No. 2)*

                         General Motors Corporation
 --------------------------------------------------------------------------
                              (Name of Issuer)

        Class E Common Stock,
      par value $.10 per share                     370442 24 2
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)


                               -------------



 Check the following box if a fee is being paid with this statement [_].


 (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                      (Continued on following page(s))
                            (Page 1 of 7 Pages)
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 CUSIP No.       370442 24 2            13G           Page 2 of 7


      1       NAME OF REPORTING PERSONS:     Finance Committee of the
                                             Board of Directors of General
                                             Motors Corporation, as named
                                             fiduciary of certain pension
                                             funds.

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
              PERSONS:


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A            N/A
              GROUP:*                                             (a) [_]
                                                                  (b) [_]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF     N/A
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      N/A
     SHARES
  BENEFICIALLY    6  SHARED VOTING POWER:    157,713,220**
    OWNED BY
      EACH        7  SOLE DISPOSITIVE        N/A
    REPORTING        POWER:
   PERSON WITH
                  8  SHARED DISPOSITIVE      157,713,220**
                     POWER:

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH     157,713,220**
              REPORTING PERSON:

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          N/A
              EXCLUDES CERTAIN SHARES:*                             [_]

      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):    35.9%**

      12      TYPE OF REPORTING PERSON:*       00




*  SEE INSTRUCTIONS BEFORE FILLING OUT!
** See Item 4.
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     ITEM 1.  NAME OF ISSUER AND ADDRESS

        (a)-(b) This statement relates to the Class E Common Stock of General Motors Corporation ("GM"). The address of the principal executive offices of GM is 3044 West Grand Boulevard, Detroit, Michigan 48202.

     ITEM 2.  IDENTITY OF PERSON FILING

        (a)-(c) This statement is being filed by the Finance Committee (the "Committee") of the Board of Directors of GM, in its capacity as named fiduciary in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to the General Motors Hourly-Rate Employees Pension Plan (the "Hourly Plan") and the General Motors Retirement Program for Salaried Employees (the "Salaried Plan" and, collectively with the Hourly Plan, the "Plans"). The current members of the Committee are Charles T. Fisher, III, J. Willard Marriott, Jr., Edmund T. Pratt, John F. Smith, Jr., Thomas H. Wyman and, ex officio, John G. Smale, each of whom is a Director of GM
                -- -------
     and a U.S. citizen. The address of the Committee's principal business office is 3044 West Grand Boulevard, Detroit, Michigan 48202.

        (d)-(e) The title of the class of securities reported on herein is Class E Common Stock, par value $.10 per share ("Class E Common Stock"), of GM. The CUSIP No. for such shares is 370442 24 2.

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [_]  Broker or Dealer registered under Section 15 of the
                      Act

            (b)  [_]  Bank as defined in section 3(a)(6) of the Act


            (c)  [_]  Insurance Company as defined in section 3(a)(19) of the Act

            (d)  [_]  Investment Company registered under section 8 of the
                      Investment Company Act

            (e)  [_]  Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

            (f)  [x]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Section 240.13d-1(b)(1)(ii)(F)

            (g)  [_]  Parent Holding Company, in accordance with Section
                      240.13d-1(b)(ii)(G) (Note:  See Item 7)

            (h)  [_]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)










                                Page 3 of 7 pages


     NYFS05...:\40\72240\0208\114\SCH4055P.360
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


     ITEM 4. OWNERSHIP

        (a)-(c) Subject to the discussion below, as of June 30, 1995, the Committee may be deemed the beneficial owner, on behalf of the Plans (as defined in Item 2 above), for purposes of Sections 13(d) and 13(g) of the Act of a total of 157,713,220 shares of Class E Common Stock, representing approximately 35.9% of the shares of Class E Common Stock outstanding, as to all of which shares the Committee may be deemed to share the power to direct the voting or disposition thereof.

        The Committee is the named fiduciary (in accordance with ERISA) of the Plans and in such capacity has the power to appoint investment managers for holdings of GM securities contributed to the Plans. On November 4, 1992, pursuant to an Exchange and Registration Agreement with GM, the Plans acquired from GM 26,098,448 shares of Class E Common Stock, which then represented approximately 11% of the issued and outstanding shares of Class E Common Stock, and also received a cash payment, all in exchange for certain shares of preference stock of GM previously contributed by GM to and then owned by the Plans.
     The Prudential Insurance Company of America ("Prudential") had previously been appointed by the Committee as investment manager for the Plans with respect to such preference stock and Prudential acted for the Plans in such exchange and continued as investment manager with responsibility for the shares of Class E Common Stock issued in exchange therefor. Pursuant to the terms of such appointment, Prudential had the power to vote and dispose of such shares of Class E Common Stock held by the Plans (until September 1, 1993). The Committee did not direct Prudential with respect to the acquisition of such Class E Common Stock or subsequently with respect to the voting thereof or the disposition or continued ownership thereof by the Plans.

        On September 1, 1993, Bankers Trust Company ("Bankers Trust") succeeded Prudential as trustee and investment manager for the Plans with respect to such shares of Class E Common Stock, by appointment by the Committee. Pursuant to the terms of such appointment, Bankers Trust had the power to vote and dispose of such shares of Class E Common Stock held by the Plans (until March 13, 1995). The Committee did not direct Bankers Trust with respect to the voting or the disposition or continued ownership by the Plans of such shares of Class E Common Stock.

        On March 13, 1995, GM contributed to the Hourly Plan 173,163,187 shares of Class E Common Stock, constituting approximately 39.5% of the then outstanding shares of Class E Common Stock. The Committee had appointed United States Trust Company of New York ("U.S. Trust") to act for the Hourly Plan in connection with such contribution and on March 13, 1995, pursuant to such appointment, U.S. Trust became trustee and investment manager for the Hourly Plan with respect to such shares and also with respect to 16,924,032 shares of Class E Common Stock then held in trust for the Hourly Plan and managed by Bankers Trust, as discussed above. Bankers Trust continued as trustee and investment manager on behalf of the Salaried Plan for the 9,174,416 shares of Class E Common Stock it then held in trust for the Salaried Plan. Accordingly, on March 13, 1995, U.S. Trust had the power to vote and dispose of 190,087,219 shares of Class E Common Stock owned by the Hourly Plan, representing approximately 43.3% of the then outstanding shares of Class E Common Stock, and Bankers Trust had the power to vote and dispose of 9,174,416 shares of Class E Common Stock owned by the Salaried Plan, representing approximately 2.1% of the then outstanding shares of Class E Common Stock. At March 31, 1995, U.S. Trust and Bankers Trust continued to have the power to vote and to dispose of such shares, representing approximately the same percentage of the shares of Class E Common Stock outstanding at such date as at March 13, 1995. In addition, at March 31, 1995 various other independent investment managers for the Plans, who were appointed to act for the Plans by General Motors Investment Management Corporation ("GMIMCo"), a wholly-owned subsidiary of GM retained by the Committee to furnish certain investment management and administrative functions for the Plans, had the power to vote and dispose of a total of 541,800 shares of Class E Common Stock owned by the Plans and certain


                                Page 4 of 7 pages
     shares of preference stock of GM that are convertible into 479,385 shares of Class E Common Stock, representing together approximately 0.2% of the shares of Class E Common Stock that would then be outstanding upon conversion of such shares of preference stock. The Committee's deemed beneficial ownership at March 31, 1995 of the shares of Class E Common Stock owned by the Plans and managed by U.S. Trust, Bankers Trust and various other independent investment managers for the Plans as described above in this paragraph was reported on the Committee's Amendment No. 1 dated April 10, 1995 to its Schedule 13G information statement respecting Class E Common Stock.

        On June 14 and 15, 1995, the Hourly Plan, as directed by U.S. Trust, sold a total of 40,550,000 shares of Class E Common Stock (thereby reducing the Hourly Plan's ownership of shares of Class E Common Stock by more than 5% of such shares outstanding) and the Salaried Plan, as directed by Bankers Trust, sold a total of 2,000,000 shares of Class E Common Stock, in each case pursuant to a registered public offering. In addition, between March 31, 1995 and June 30, 1995, the Plans sold an aggregate of 19,600 shares of Class E Common Stock, as directed by various other independent investment managers for the Plans appointed by GMIMCo, as described above, pursuant to open market transactions. Accordingly, at June 30, 1995, U.S. Trust had the power to vote and dispose of 149,537,219 shares of Class E Common Stock owned by the Hourly Plan, representing approximately 34.1% of the then outstanding shares of Class E Common Stock, and Bankers Trust had the power to vote and dispose of 7,174,416 shares of Class E Common Stock owned by the Salaried Plan, representing approximately 1.6% of the then outstanding shares of Class E Common Stock. In addition, at June 30, 1995, various other independent investment managers for the Plans, appointed by GMIMCo, had the power to vote and dispose of a total of 522,200 shares of Class E Common Stock owned by the Plans and certain shares of preference stock of GM that are convertible into 479,385 shares of Class E Common Stock, representing together approximately 0.2% of the shares of Class E Common Stock that would then be outstanding upon conversion of such shares of preference stock.

        Although the Committee does not exercise voting or dispositive powers with respect to the Class E Common Stock owned by the Plans, it may be deemed to be the beneficial owner, on behalf of the Plans, for purposes of Sections 13(d) and 13(g) of the Act of the shares of Class E Common Stock held in trust for the Plans by U.S. Trust and Bankers Trust because it has the right under certain circumstances to terminate within 60 days the appointment of U.S. Trust and/or Bankers Trust as trustees and investment managers for the Hourly Plan and Salaried Plan, respectively, with respect to such shares. In addition, although the Committee does not exercise voting or dispositive powers with respect to the other shares of Class E Common Stock or the shares of GM preference stock convertible into shares of Class E Common Stock owned by the Plans and managed by other independent investment managers appointed by GMIMCo, it may be deemed to be the beneficial owner on behalf of the Plans for purposes of Sections 13(d) and 13(g) of the Act of such shares of Class E Common Stock because it has the power under certain circumstances to cause GMIMCo to terminate such appointments within 60 days. Notwithstanding the foregoing, the filing of this statement is not an admission that the Committee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement and such beneficial ownership is disclaimed.

     ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [_].



                                Page 5 of 7 pages
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     ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
     PERSON

        Any dividends received in respect of the Class E Common Stock reported herein as well as the proceeds of any sale thereof are for the benefit of the Hourly Plan or the Salaried Plan, as the case may be.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        N/A

     ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        N/A

     ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        N/A

     ITEM 10. CERTIFICATION

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




































                                Page 6 of 7 pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   July 7, 1995
                                           --------------------------------
                                                       Date


                                           /s/ R. Charles Tschampion
                                           --------------------------------
                                                     Signature


                                           R. Charles Tschampion, Managing
                                           Director, Investment Strategy &
                                           Asset Allocation and
                                           Representative of the Finance
                                           Committee of the Board of
                                           Directors of General Motors
                                           Corporation *
                                           --------------------------------
                                                    Name/Title


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)










- -------------------

          * Certification of authorization to sign this statement has been filed as Exhibit 1 to the reporting person's Amendment No. 1 dated April 10, 1995 to its Schedule 13G information statement respecting Class E Common Stock.



                                Page 7 of 7 pages